10868 189th Street Council Bluffs, IA 51503 712-366-0392 Phone 712-366-0394 Fax

December 23, 2011

Via EDGAR and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attention: Ms. Pamela Long

Re:	Southwest Iowa Renewable Energy, LLC
File No. 333-166073
Form S-1 filed April 14, 2010
Amendment No. 1 filed on February 24, 2011
Amendment No. 2 filed on October 19, 2011
Amendment No. 3 filed on December 14, 2011

To the Commission:

Southwest Iowa Renewable Energy, LLC hereby requests that the effective date of the above-referenced registration statement be accelerated to December 23, 2011 at 11:00 a.m., or as soon thereafter as is practicable.

Sincerely,

/s/ Brian T. Cahill
Brian T. Cahill
President & CEO